

September 14, 2012

Via E-Mail
Mr. Alexis V. Lukianov
Chairman and Chief Executive Officer
NuVasive, Inc.
7475 Lusk Boulevard
San Diego, CA 92121

> **Re: NuVasive, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 0-50744**

Dear Mr. Lukianov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 46

1. We note that your spine surgery product revenues increased $43.7 million and your biologics revenues increased $9.1 million in 2011 compared to 2010. Please respond to the following:

- Please separately quantify the impact of volume changes on your spine surgery and biologics revenue. We note your disclosure that price changes were not material.
- Please quantify the amount of foreign sales in each period presented.

- Please explain the nature of any other significant changes in your revenue and quantify those changes to the extent possible, such as changes due to acquisitions, foreign currency movements, etc. Your response should include the reasons for significant changes in your biologics revenue.

In this regard, please explain how you considered Item 303 and the related instructions in Regulation S-K, SEC Interpretive Release No. 33-8350 (FRR No. 72), and SAB Topic 13.B.

2.   To the extent that you disclose more than one significant factor as the cause of a significant change in a line item, please quantify, to the extent possible, the impact of each factor in future filings. For example, please quantify for us the impact of each of the following factors on your cost of goods sold:

- Increase in excess and obsolete inventory reserves;
- Shift in geographic mix; and
- Estimated royalty expense accrual.

Item 8. Financial Statements and Supplementary Data

Note 1. Organization and Significant Accounting Policies, page 74

3.   We note your policy regarding accruals for loss contingencies on page 45. Please revise future filings to include your accounting policy for loss contingencies in the notes to the audited financial statements consistent with ASC 235-10-50-1.

4.   Further, please respond to the following regarding your disclosed policy on page 45:

- Please explain how you define 'possible' and contrast your definition with the term 'reasonably possible' as defined in ASC 450-20-20.
- Please describe a circumstance where a loss is 'known' but the amount of the loss is not reasonably estimable.
- Tell us how you considered ASC 450-20-25-2(a), including the requirement that a company consider information available before the financial statements are issued or are available to be issued.

Change in Accounting Estimate, page 80

5.   In future filings, please disclose, as required by ASC 250-10-50-4, the effect on net income of the change in estimate.

Note 2. Business Combinations, page 81, Note 4. Fair Value Measurements, page 88, and Note 5. Balance Sheet Details, page 91

6.   Please tell us in more detail about the facts and circumstances which led to the impairment of the IPR&D acquired in the Cervitech acquisition of $17.6 million. We note that this represents over 50% of the value of the IPR&D acquired in the acquisition. In this regard, we note that the IPR&D relates to the future commercialization of Cervitech's PCM device in the U.S. and that you submitted a premarket approval with the FDA in the first quarter of 2010. Discuss the factors that led to management's reductions in estimates of revenues and related cash flows such as how the view of the competitive and regulatory landscape in the cervical market has changed from when the IPR&D was acquired. Tell us the status of the premarket approval with the FDA. Refer to ASC 350-30-50-3(a).

7.   We note that of the total acquisition cost of $79 million, $700 thousand was allocated to developed technology, $34.8 million was allocated to IPR&D related to the future commercialization of Cervitech's PCM device in the U.S. and $54.5 million was allocated to goodwill. In the fourth quarter 2011, you recorded impairment charges of $600 thousand of the developed technology and $17.6 million of IPR&D. You did not record any charges for the impairment of goodwill. Please tell us the composition of your reporting units and the amount of goodwill assigned to each reporting unit. For the reporting unit that includes the Cervitech goodwill, please tell us the following:

- The percentage by which the fair value exceeded the carrying value as of the date of the most recent test;
- A description of the methods and key assumptions used in the impairment analysis and how the key assumptions were determined;
- Discuss the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible; and
- Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 10. Business Segment and Product Information, page 104

8.   Please tell us about the company's analysis in determining that it has one reportable segment under ASC 280-10-50. Your response should address the following:

- Explain whether any operating segments were aggregated under ASC 280-10-50-11.
- Identify your chief operating decision maker.
- Describe the contents of the information you provide to your chief operating decision maker.

- We note that the company includes revenue information for three product groups: Include a discussion of the types of information about these product groups that is included in the information provided to your chief operating decision maker.
- Tell us about how the company is organized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant, at (202) 551-3626, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3157 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant